Exhibit 99.11

SPECIAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically. This is more environmentally friendly as it reduces paper use and the cost to shareholders of printing and mailing.
MEETING DATE AND LOCATION

WHEN:	Tuesday, August 21, 2018 at 10:30 a.m. (Calgary Time)

WHERE:	Devonian Room
Calgary Petroleum Club
319 - 5th Ave S.W.
Calgary, Alberta

VOTING MATTERS

Issuance Resolution: Shareholders will be asked to approve an ordinary resolution (the "Issuance Resolution") approving the issuance of common shares of Baytex in connection with a proposed plan of arrangement involving Baytex, Raging River Exploration Inc. ("Raging River"), 2099011 Alberta Ltd. (a wholly-owned subsidiary of Raging River) and the holders of common shares of Raging River which is more fully described in the Information Circular, including under the heading "The Baytex Meeting".

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:
http://www.baytexenergy.com/special-meeting

BOARD RECOMMENDATION

The Board of Directors of Baytex unanimously recommends that Shareholders VOTE FOR the Issuance Resolution.

Please submit your vote well in advance of the proxy deposit deadline of
10:30 a.m. (Calgary time) on Friday, August 17, 2018.

HOW TO VOTE
There are several convenient ways to vote your shares including online and via telephone. You will find accompanying this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

• Calling 1-800-524-5521; or
• Sending an email to investor@baytexenergy.com

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 10:30 a.m. (Calgary time) on Friday, August 17, 2018, your request must be received no later than Tuesday, August 13, 2018. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, they will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.

If you have questions or require assistance with voting, please contact Baytex's proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com